UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   BACTERIN INTERNATIONAL, INC.
                (Formerly Oil & Gas Seekers, Inc.)
          ----------------------------------------------
          (Name of Small Business Issuer in its charter)


       Nevada                                           88-0420501
------------------------------               -------------------------------
State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)

               600 Cruiser Lane, Belgrade, MT 59714
      -----------------------------------------------------
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (406) 388-0480

Securities to be registered under Section 12(b) of the Act:  None.

   Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.00001

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ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     Bacterin International, Inc., formerly known as "Oil and Gas Seekers, Inc." (the "Registrant" or the "Company") is a Nevada corporation
incorporated in 1999.   The Company is a holding company, owning 100% of the
common stock of Bacterin, Inc. ("Bacterin"; website: www.bacterin.com), a Montana corporation engaged in the design, testing, manufacture and licensing of bioactive coatings for medical and industrial applications. The Company's headquarters are in Belgrade, Montana, and its telephone number at that address is (406) 388-0480.

     The Company was incorporated as "Oil and Gas Seekers, Inc.," on March 19, 1999, for the purpose of purchasing, developing and operating oil and gas leases. In approximately June, 2000, the Company filed a Form 10-SB with the U.S. Securities & Exchange Commission ("SEC"), to become a reporting company under SEC rules, and filed quarterly and annual reports with the SEC through the quarter ended June, 2002, when the Company elected to file a required report to terminate its reporting obligation with the SEC. The Company was inactive until the transaction with Bacterin, Inc., in March, 2004, described below.

     On or about March 11, 2004, the Company completed the terms of a Stock Exchange Agreement with Bacterin, and the shareholders of Bacterin, under the terms of which the Company acquired, in a reverse acquisition, all of the issued and outstanding shares of common stock of Bacterin in exchange for the issuance of a total of 32,960,000 shares of restricted common stock of the Company to the Bacterin shareholders. In connection with this transaction, the Company changed its name to "Bacterin International, Inc."; the officers of the Company resigned, and Guy Cook, President and Chairman of Bacterin, and Mitchell T. Godfrey, Secretary and a director of Bacterin, were appointed as
the President and Secretary/ Treasurer, respectively, of the Company.   In
addition, Messrs. Cook and Godfrey were appointed as members of the board of directors, to serve, along with Gary Ruff, a prior board member of the Company, as the board of directors until the Company's next annual meeting.
In connection with the exchange described above, the officers and directors and one other shareholders contributed a total of 36,315,000 shares of common stock back to the Company for cancellation. As a result of this transaction, the Company now has a total of 35,057,000 shares of common stock issued and outstanding, of which approximately 94% of such shares are held by the former Bacterin shareholders.

     As a result of the transaction described above, the business of the Company is now the business of its wholly-owned subsidiary, Bacterin, described in more detail below.

BUSINESS OF BACTERIN, INC.

     Bacterin, Inc. ("Bacterin"), the Company's wholly-owned subsidiary, is a Montana corporation based in Belgrade, Montana. Bacterin is a development-stage company engaged in the development of novel bioactive coatings to inhibit bio-film development. These coatings are based on proprietary knowledge of the physiological changes made by microbes as they sense and adapt to changes in their environment.


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     Bacterin designs, tests, and licenses bioactive coatings for medical and
industrial applications.    The Company's initial priorities are biofilm
inhibition, analgesic, and bone fusion factors for medical device coatings. Bacterin has developed an anti-infective coating for medical devices that prevents microbial (biofilm) formation and growth, thus reducing infection associated with the medical device.

     Bacterin believes its proprietary and advanced biological testing assay is the only FDA-accepted assay. Bacterin's FDA-accepted assay offers a competitive advantage in the market place, allowing faster time to market and greater market acceptance.

     Bacterin began as a spinout of the Center for Biofilm Engineering (CBE), Montana State University, Bozeman, Montana. The CBE is a National Science Foundation Engineering Research Center (NSF-ERC) with an 11-year mandate to concentrate on fundamental scientific questions. The CBE's mission is to understand and control biofilms.

     The Company conducts independent testing services for many of the world's largest medical device manufacturers. Researchers associated with Bacterin are acknowledged experts in the field. High profit service revenues have allowed Bacterin to offset costs in developing its antimicrobial coating for medical devices.

     The medical device market consists of low-profit commodity-like items, and high-profit technology driven products. Companies specializing in specific therapeutic markets can often command premium prices and high margins.

     Bacterin's antimicrobial coating is designed to prevent bacterial (biofilm) adhesion and growth. The primary delivery technology consists of patented and patent pending technology. Bacterin expects that follow-on patents specific to the medical devices on which the technology is employed,
will be filed as licensing and other arrangements are entered into.   Coating
release rates are designed for the intended device and can be customized for specific applications. Bacterin believes it has the facilities and personnel needed to undertake efforts to apply for FDA approval and to establish support for, and the efficacy of, its antimicrobial coatings.

     An essential component of Bacterin's business strategy is to accelerate product development through alliances with multinational medical device companies capable of bringing Bacterin's products to the marketplace. Bacterin also intends to leverage its research capabilities through collaborations with the world's leading academic research centers.

     The Company has expanded operations with the addition of a 16,000 square foot production and clean room facility. Bacterin has signed product development agreements with a number of major medical device manufacturers.


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     A significant aspect of Bacterin's business is its unique methods for making thin film composition. In August, 2003, Bacterin entered into a license agreement under which it acquired the rights to use methods for making thin film composition. Under this license agreement, Bacterin is required to pay a royalty to the licensor equal to 20% of net sales for licensed services; 3% of net sales for licensed devices and 33% of all proceeds from sublicensees. Bacterin is required to pay minimum royalties under the license agreement, as follows; $50,000 in 2004; $100,000 in 2005; $200,000 in 2006;
$300,000 in 2007; and $400,000 in 2008 and thereafter. Bacterin has also acquired an option to enter into an exclusive license agreement with the same licensor, pertaining to technology related to the deposition of thin films to surfaces. The option must be exercised by August, 2004, and provides for a license fee of $5,000 per biological agent, and minimum annual royalties beginning at $10,000 per biological agent in 2004 and increasing $10,000 per biological agent each year thereafter until 2008, at which time the minimum annual royalty will remain at $50,000 per biological agent.

Bacterin's revenues are derived from four principal sources:

     . License fees received from medical device manufacturers for use of the delivery technology.
     . Contract development revenue to tailor the coating process to each client's specific product application.
     . Royalty fees from licensed clients based on a percentage of their sales of coated devices. The ongoing royalty stream produces high-margin revenue for as long as the coated product is on the market.
     . Testing fees for anti-infective efficacy testing of bioactive coatings.

Products

     Medical devices that come into contact with bodily fluids such as ureteral stents, hemodialysis catheters, needleless connectors, and orthopedic implants are exposed to the patients' natural bacteria. Bacteria and fungi attach to these surfaces, forming biofilms, and cause subsequent device-related infection. Medical device coatings that inhibit bacterial attachment offer one of the best ways to prevent infection and increase biocompatibility.

     Bacterin has identified a number of product applications for its coatings technology:

     Urology applications, or urine-contacting devices

     For urology applications, microbial infection can lead to occlusion of the device and is often associated with drug resistant organisms. The extremely high infection rate associated with these devices is one of the most promising areas for drug eluting coatings. Reduced microbial adhesion has been shown to be important in the following devices; Foley catheters, ureteral stents, incontinence devices, and biliary stents.

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     Vascular applications, or blood-contacting devices

     For vascular applications, it is important to understand that thrombus
formation and microbial colonization are symbiotic   one leads to the other.
Efficacious vascular coatings are loaded with both anti-thrombotic and anti-infective agents to deliver an inhibitory release profile. Reduced thrombus has been shown to be important in the design of central venous catheters, vascular access devices, heart valves, pacemakers, pacemaker leads, and hemodialysis access.

     Ophthalmic applications

     For ophthalmic applications, microbial infection can often lead to blindness. Reduced microbial adhesion has traditionally been achieved by utilizing extremely hydrophilic surface to reduce initial protein adhesion and subsequent microbial adhesion. Drug eluting coatings are being developed for contact lens cases as well as enhancing hydrophilic properties of coatings for contact lenses and glaucoma shunts.

     Orthopedic applications

     For orthopedic and musculo-skeletal applications such as; external fixation pins, bone and hip replacement, and internal fixation pins where there are relatively static environments, coatings are designed with a high burst effect to deliver a high concentration of antimicrobial at the site of implantation.

     Orthobiologic applications

     Orthobiologic additives can also be incorporated into the coatings.
These additives can enhance fusion of the device with surrounding bone tissue.

     Drug Delivery Coating

     The Company's technology also has application in coatings for drug delivery. Some of the benefits of drug delivery coating are:

     .     Provides for controlled release of therapeutic agents

     .     Duration of release up to a few months can be achieved

     . Drug is administered at the site of action, rather than systemically

     .     Delivery rate can be adjusted to suit the application.

     Since the pathogenesis of device related infection is unique to the device under consideration, Bacterin categorizes its coatings based on the intended application. Coatings loaded with a therapeutic agent provide local delivery from the surfaces of medical devices. Depending on the intended application, Bacterin's coatings can be customized to release drugs over time periods ranging from hours to months. The delivery rate can be adjusted to suit the application.

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What is biofilm?

      The plaque that forms on your teeth and causes tooth decay is a type of bacterial biofilm. The "gunk" that clogs your drains is also biofilm. If you have ever walked in a stream or river, you may have slipped on the biofilm-coated rocks.

      Biofilm forms when bacteria adhere to surfaces in aqueous environments and begin to excrete a slimy, glue-like substance that can anchor them to all kinds of material - such as metals, plastics, soil particles, medical implant materials, and tissue. A biofilm can be formed by a single bacterial species, but more often biofilms consist of many species of bacteria, as well as fungi, algae, protozoa, debris and corrosion products.

      Essentially, biofilm may form on any surface exposed to bacteria and some amount of water. Once anchored to a surface, biofilm microorganisms carry out a variety of detrimental or beneficial reactions (by human standards), depending on the surrounding environmental conditions.

      What is significant about biofilm?

      Lots of bacteria are planktonic - they float around in water; microbiologists since the time of Pasteur have conducted most bacterial studies using suspended bacterial cultures. But most of the bacteria that cause us problems are sessile - attached to a surface - and they live in biofilms. Once bacteria attach to a surface, they change. The most obvious change is that they begin to excrete a slimy material (which has provided the basis for coining the word biofilm). But we are learning that other changes made by attached bacteria are profound, though invisible. In fact, researchers have now shown that a bacterium which attaches to a surface "turns on" a whole different set of genes, which makes it effectively a significantly different organism to deal with. If researchers continue to study cells in suspended cultures, when the actual problems involve biofilm bacteria, the control strategies derived from the studies will target what, phenotypically,
amounts to the wrong organism.   Biofilms are implicated in a significant
amount of human bacterial infections. Bacterial biofilms also cause fouling, product contamination, equipment failure, and decreased productivity due to downtime for system cleaning and replacement. There is substantial evidence that control strategies based on suspended cells are less effective on biofilm cells. Antibiotic doses which kill suspended cells, for example, need to be increased as much as 1,000 times to kill biofilm cells, which can cause significant damage or even death to the patient. Disinfection rates for biofilm cells are also far below planktonic kills by antimicrobials.

     Bacterin's strategy is to gain a better understanding biofilm cell characteristics and behavior, which will, in turn, help Bacterin design new strategies to manage biofilm in a variety of settings.

Market

     The $66 billion medical device industry continues to grow at
approximately 9 % per year and is driven by the aging global population.   The
demand for better and more advanced biomaterials continues to accelerate with advances in basic sciences and scientific breakthroughs. Currently, approximately 5% of the current medical device market use surface modification technology. The market for surface modification of existing medical devices is expected to grow at approximately 80-90% per year for the next 5 years as the market adopts "intelligent" coatings to either enhance biocompatibility or to reduce infection associated with the device. Coated devices are considered device modifications and proceed through the FDA under the 510(k) submission process.

Production

     Bacterin currently has pilot-scale coating production facilities. Good manufacturing practices ("GMP") and International Organization for Standardization ("ISO 9001") protocols are currently being implemented. Products are received bulk non-sterile, coated, then returned to the corporate partner bulk non-sterile for final assembly. Full-scale production may eventually be outsourced to the royalty partner. Bacterin will concentrate on applications development, time-to-market issues, intellectual property (IP) development, and regulatory acceptance of the coated medical devices.

Marketing and Sales

     Bacterin intends to develop a full line of anti-infective products to meet market needs. Product identifications are based on device-related infection rates, margins, unit cost, and market size.

     Bacterin's marketing strategy encompasses an early stage focus on joint development of 2-10 major medical device manufacturers of medical devices (see target customer list above.) Bacterin has recently formed a strategic alliance with a large medical device manufacturer to coat hemodialysis catheters and PICC catheters. Royalties from these products are expected to generate royalty payments between $2-3 million per year. Bacterin is currently performing a feasibility project with another medical products company for anti-infective needleless connectors, which has the potential to generate between $2-3 million per year in royalty payments. Bacterin has agreed to
begin development of a bioactive coated ureteral stent.   Royalties on this
product are expected to generate $2-3 million per year. Bacterin has agreed to begin development of an anti-infective soaker catheter used in pain management, which Bacterin expects could generate royalties of between $2-3 million per year.

     In addition to the products described above, Bacterin is currently developing multiple products for direct sale and branding of anti-infective medical devices.

     Bacterin targets customers in the medical device areas (Opthalmics, Urology, Vascular, etc.) to start joint development projects. Development fees will range from $75,000 for developmental use of patent technologies to $500,000 for full FDA approval of an anti-infective coated device.

     Each development project is negotiated and structured to meet the specific needs of the medical device manufacturer. However, the development projects are generally developed with typical milestones and payment schedules. Bacterin will generally require an initial payment of approximately 10% of the project, or more, at the time of entering into a joint development agreement. An additional payment of approximately 25% of the project is required when a substrate material is coated and in vivo assays are performed. Subsequently, Bacterin will require an additional payment of approximately 15% of the project, to perform animal model assays. Following these efforts, Bacterin will implement a production run, requiring an additional payment of approximately 5% of the project. These steps are followed by in vitro assays performed under good laboratory practice (GLP), animal assays performed by GLP, and biocompatibility performed under GLP, which each step requiring an additional payment by the contracting party, of between 5% to 10% of the project. At the completion of these steps, the parties prepare a compilation of a FDA 510K Submission, and undertake necessary steps to process the submission (between 20% to 25% of the project). A development project will typically be completed in approximately 26 weeks, depending on the complexity and problems encountered in the FDA process. At the completion of the project, the contracting party will be obligated to pay a royalty on the sale of product, of between 1% to 10% of the gross sales price of the coated device.

     Bacterin can use its core technology of testing and development expertise to act as a pipeline filler for the world's largest companies. Bacterin has identified a number of companies to begin initial consultation in joint development efforts.

     For each prospective customer, Bacterin maintains an in-depth profile covering products, market strategy, pipeline products, operating statistics, key decision makers, and other information as appropriate.

Competition

     Competition in the medical device industry is intense and characterized by rapid changes due to technological improvements and developments. Intense competition in the medical device industry has resulted in increasing competition in market for surface coatings for medical products. The Company will compete with companies which are better established and more well-known in the industry, which have greater financial, technical and marketing resources than Bacterin.

     Bacterin will compete with a number of companies in the coatings industry, including Surmodics, Inc., AST, Specialty Coatings Systems, Spire Corporation, STS Biopolymers, Inc., among others. Each of these companies has greater resources and is better established in the industry than Bacterin. In addition to these coatings companies, many medical device manufacturers have developed or will develop competing coatings technologies for use

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on their own medical devices.  At present, Bacterin believes the worldwide market for coatings technologies is fragmented, with no one company having a dominant position in the market.

     Bacterin expects that a significant portion of its revenue will be dependent on the receipt of royalties from the sale of medical device products incorporating Bacterin's coating technology. Therefore, Bacterin's business will be affected by the intense competition within the medical device industry. Bacterin believes this may be to its advantage, because it believes medical device suppliers and manufacturers will seek to differentiate their products from the products of competitors by offering coatings enhancements.

Research and Development

     Bacterin has a continuing program of research and development that is primarily directed to improving the efficacy of its coating technologies and
expanding the applications for such technology.   Bacterin's research and
development personnel are trained to support the sales staff of licensee manufacturers in providing feasibility studies, providing technical assistance, and optimizing the coating methodology for specific manufacturer applications.

     Bacterin conducts a substantial portion of its research and development through development contracts with medical device manufacturers. Bacterin also intends to conduct research and development through government grants with the Department of Defense and other federal regulatory agencies.
Bacterin anticipates that it will seek to participate in the federal government's Small Business Innovative Research ("SBIR") program, to fund some of its continuing development efforts. SBIR proposals are, however, generally subject to an application and bidding process, and there can be no assurance that Bacterin will be successful in obtaining SBIR funding or other federal grants for research and development. If Bacterin is successful in obtaining such funding, however, Bacterin will generally retain the commercial rights to discoveries and technologies resulting from the research and development efforts funded by such grants.

     Bacterin's technical staff consists of approximately 13 people, including its President, a laboratory manager, 10 technicians and its advisory board. Bacterin anticipates that it will need to hire additional research and development personnel as its operations expand.

Patents and Proprietary Rights

     Bacterin's coating technology and delivery system is protected under patents filed by the licensors of the Company's technology. Bacterin expects that additional patent applications will be filed and prosecuted as technological improvements are developed.

     To safeguard its proprietary know-how, trade secrets and technology, the Company relies heavily upon trade secret protection, and non-disclosure and confidentiality agreements with employees, consultants and others with access to confidential information. There can be no assurance, however, that these measures will adequately protect against the unauthorized disclosure or use of confidential information, or that third parties will not be able to independently develop similar technology. Additionally, there is no assurance that any agreements concerning confidentiality and non-disclosure will not be breached, or, if breached,

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that the Company will have an adequate remedy available to it.   Although the
Company believes its proprietary technology has value, because of rapid technological changes in the medical industry, management believes that proprietary protection is of less significance than factors such as the knowledge and experience of the Company's management, advisory board, consultants, and personnel and their ability to develop and market new products and applications.

Government Regulation

     The medical devices that incorporate, or will incorporate, Bacterin's coating technologies, are subject to regulation by the U.S. Food and Drug
Administration ("FDA").   These medical devices will require the approval of
the FDA prior to sale within the United States. The manufacturers and licensees who use the Company's coating technology in their medical devices will have the burden of demonstrating the safety and efficacy of the medical devices. Sales of medical devices using Bacterin's coating technology in the European Union ("EU") will require the CE Mark certification and sales of such medical devices in Canada will require approval from the Medical Device Bureau of Canada.

     Within the United States, the FDA process requires that a pre-market notification (the "510(k) Submission") be made to the FDA to demonstrate that the medical device is safe and effective, substantially equivalent to a legally marketed device that is not subject to pre-market approval.
Applicants must compare the device to one or more similar devices that are commercially available in the U.S. (known as the "predicate device"), and make and support a claim of substantial equivalency to such predicate device. Applicants must submit descriptive data and, when necessary, performance data to establish that the device is substantially equivalent to a predicate device. In some cases, data from clinical trials must also be submitted in support of the 510(k) Submission. The FDA must issue an order finding substantial equivalency before the devices may be commercially distributed in the U.S. This process can take anywhere from six months to two or three years, and can be extremely expensive.

      The Center for Devices and Radiological Health (CDRH) division of the FDA convened a meeting in December 2001, to address concerns related to antimicrobial device testing. Nine experts were chosen to express their views on efficacy testing related to eluting coatings for medical devices. Two of the nine experts are directly associated with Bacterin. Eight of the nine experts recommended a dynamic, or biofilm, assay be used to evaluate claims associated with reduced microbial adhesion. Bacterin has had subsequent discussions with the CDRH-FDA regarding its biofilm model. While clinical trials will always be the gold standard to evaluate efficacy, Bacterin believes its biofilm model will be used to address future in vitro efficacy claims.

     It is important to note that infection rates of many devices can be prohibitively low to conduct clinical trials. To adequately power a clinical trial for a device with 1-3% infection rates, several thousand patients must be enrolled. The time and cost associated with these trials would be burdensome and may prevent future product development. Bacterin believes that its biofilm assay is the most accurate and clinically predictive model available, and that the assay is currently being validated under good laboratory practices.

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Employees

     As of April 1, 2004, the Company and its wholly-owned subsidiary, Bacterin, had a total of approximately 20 full and part-time employees, including its management, a director of research and development and approximately 10 laboratory technicians, with the remainder in sales and marketing or administrative positions. In addition, the Company calls upon its advisory board members from time to time as research and development consultation is needed (See "ITEM 5. Directors and Executive Officers, Promoters and Control Persons.")

     Company management believes that the future success of the Company will depend in large part on its ability to attract and retain qualified technical, management and marketing personnel. As the Company competes with larger firms who may be able to offer more favorable benefits, the Company may encounter difficulty in attracting qualified personnel.

Manufacturing

     Under Bacterin's marketing strategy, Bacterin will generally not coat medical devices that will be marketed and sold by its medical device licensees. To the extent Bacterin develops and markets its own medical devices, it may coat these devices in its facilities in Belgrade, Montana. In addition, under licensing or development arrangements with manufacturers or medical device companies, Bacterin will coat medical devices for clinical trials. It may be expected that any large-scale coating of medical devices will require a substantial capital commitment by Bacterin.

Facilities

     The Company conducts its operations in a building located at 600 Cruiser Lane, Belgrade, Montana 59714. The building has approximately 16,000 square feet of office, laboratory and manufacturing space. The Company leases the building under a ten-year operating lease, which runs through October 2013, providing for a monthly lease payment of $10,000.

Forward-Looking Statements

     Certain statements contained in this Form 10-SB and other written and oral statements made from time to time by the Company do not related strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "project," "intend," "will," and similar words and expressions. Any statement by the Company that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, are forward-looking statements. The Company's forward-looking statements generally related to its growth strategy, product development and marketing and sales plans or programs, financial results, and the expected impact of the Company's agreements with third parties on operations.

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

You should carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statements.

     It is impossible to set forth a comprehensive list of all of the factors that may cause actual results or events to differ from the Company's forward-looking statements; however, such factors include, among others:

     . The Company's ability to attract licensees and to enter into licensing agreements for medical device applications on favorable terms, and the Company's ability to maintain a good relationship with such licensee;

     .    The Company's ability to protect its intellectual property;

     . Market acceptance of products sold by licensees which incorporate the Company's coating technology;

     . The timing and pricing of introductions of new medical devices using the Company's technology;

     . The development, introduction and market acceptance of competing products by competitors;

     . The difficulties, uncertainties and delays associated with the FDA and foreign regulatory processes;

     . Healthcare reform and economic and other factors over which the Company has not control; and

     . Acts of God or terrorism which impact the Company's personnel, operations or facilities.

     A number of these factors are outside the knowledge or control of the Company or its management, and could result in significant instability and volatility in the Company's business. Accordingly, persons reviewing the Company should not place undue reliance on any forward-looking statements, and should consult all available information concerning the Company's business, including future SEC filings and other disclosures by the Company.

RISK FACTORS

     In addition to the other information contained in this Form 10-SB, the following risk factors inherent in and affecting the business of the Company should be considered.

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Overview

     The Company's success will depend on a variety of factors, including, but not limited to, its ability to create and offer scientifically advanced technology; to prove the efficacy of its technology; to cost-effectively market and license its technology to a number of diverse licensees across a broad spectrum of product offerings, to attract and retain qualified personnel, to develop or acquire new proprietary products, to obtain patent or other intellectual property protection for its products, to obtain regulatory approval for its products, and to raise expansion capital when needed. There can be no assurance that Bacterin's technology will gain market acceptance; that it will be able to enter into profitable licensing or marketing arrangements; that it will be able to successfully protect its intellectual property and gain regulatory approval on a timely basis; or that Bacterin will be successful in these other efforts.

Bacterin will need to develop and expand its licensing base to be successful.

     A key aspect of Bacterin's business plan is to enter into licensing arrangements with medical device companies which incorporate Bacterin's coatings technology. Bacterin has completed, and has in progress, several development agreements that will result in royalty arrangements. Accordingly, Bacterin's success will be substantially dependent on the receipt of royalty revenue from licensees, and their ability to successfully manufacture, market and sell medical devices that incorporate Bacterin's technology. Bacterin does not and will not control the timing of commercialization and marketing of licensees who will offer products incorporating Bacterin's technology, and these licensees, all of which are substantial medical device companies, may have different product offerings or different priorities which could result in a delay or change in the marketing and sale of such products. In addition, marketing efforts by Bacterin's licensees may not be successful. In addition, Bacterin's success will depend in large part on its ability to expand its licensing base to a diversified based of medical device manufacturers. There can be no assurance that Bacterin will be able to successfully and cost-effectively expand its technology to a wide variety of product offerings, or to enter into favorable licensing agreements concerning such applications. Bacterin will license to a limited number of licensees, and its business could, therefore, be adversely affected if it were to encounter any unfavorable development with respect to a major licensee.

Bacterin is engaged in a very competitive business.

     The coatings or surface modifications business is a very competitive and evolving field. Rapid new developments in this field have occurred over the past few years, and are expected to continue to occur. Bacterin's success will depend, in large part, on its ability to maintain a competitive position concerning its intellectual property, and to develop new technologies and new applications for its technologies. Most of the firms with which Bacterin will be competing in this field have substantially greater financial and technical resources, production and marketing capabilities, than Bacterin. A large part of Bacterin's success will depend on its ability, or that of its licensees, to obtain timely regulatory approval for products employing Bacterin's technology. Moreover, Bacterin's success will depend on whether, and how quickly, Bacterin's licensees gain market acceptance of products incorporating Bacterin technology, compared to competitors using competing coatings or surface modification technologies.

Bacterin's success will depend on its ability to protect its intellectual property rights.

     Bacterin's success will depend, to a large extent, on its ability to successfully obtain and maintain patents, prevent misappropriation or infringement of intellectual property, maintain trade secret protection, and conduct operations without violating or infringing on the intellectual property rights of third parties. Bacterin holds the rights to certain patented technology pertaining to coatings delivery. There can be no assurance that Bacterin's patented technology will provide it with a competitive advantage; that Bacterin will be able to develop or acquire additional technology that is patentable; or that third parties will not develop and offer technologies which are similar to Bacterin's. Moreover, Bacterin can provide no assurance that confidentiality agreements, trade secrecy agreements or similar agreements intended to protect unpatented technology will provide the intended protection. Intellectual property litigation is extremely expensive, and time-consuming, and it is often difficult, if not impossible, to predict the outcome of such litigation. A failure by Bacterin to protect its intellectual property could have a materially adverse effect on its business and operating results and its ability to successfully compete in this industry.

Bacterin's success will depend on its ability to engage and retain qualified technical personnel.

     The success of Bacterin will depend on its ability to attract and retain qualified technical personnel, to assist in research and development, testing, product implementation, low-scale production, and technical support. Competition for qualified technical personnel is intense, and Bacterin may encounter difficulty in engaging and retaining qualified personnel needed to implement Bacterin's growth plan. Bacterin does not have employee agreements with its technical personnel, nor does it maintain key person insurance on such employees. Bacterin's ability to engage and maintain key technical personnel could adversely impact Bacterin's operations.

The Company's business is subject to continuing regulatory compliance.

     Medical devices which incorporate coatings technology are subject to FDA regulation and compliance. Generally, the medical device manufacturer which incorporates Bacterin's coatings technology into its products, will be responsible for obtaining FDA approval for the medical devices it intends to market, Bacterin will assist in the 510(k) filing submitted by licensees.
The FDA process can take several months in the United States. The time required to obtain approval for international sales may be longer or shorter, depending on the laws of the particular country. There can be no assurance that Bacterin's licensees will be able to obtain FDA and international approval on a timely basis. Changes in regulations or adoption of new
regulations could also cause delays in obtaining product approval.   In
addition, regulatory approval is subject to continuing compliance with regulatory standards, and product approval is subject to withdrawal if a licensee fails to comply with standards, or if an unforeseen event should occur concerning a product. Significant delays in obtaining product approval, could have a significantly detrimental impact on the Company's business.

Bacterin is subject to control of principal stockholder.

     Guy Cook, President and Chief Executive Officer, controls approximately 79.5% of the Company's outstanding common stock. As a result, Mr. Cook effectively controls the affairs of the Company, including actions requiring a vote of the shareholders. Mr. Cook will be able to elect the Company's board of directors and control the Company's operations.

Bacterin may be subject to product liability claims pertaining to products that incorporate its technology.

     Although Bacterin expects that, at least initially, all products utilizing its coatings technology will be manufactured, marketed and sold by third party licensees under their brand, that may not prevent Bacterin from being named in any product liability lawsuit brought by a third party, or from a licensee seeking indemnification in connection with any such product liability lawsuit. In addition, if Bacterin should offer its own medical products, there can be no assurance that it will not be named in a product
liability lawsuit pertaining to such products.   Bacterin intends to maintain
insurance coverage for any such claims; however, there can be no assurance that such insurance will be obtainable on acceptable terms in the future, or that such coverage is adequate to cover any potential claims. A product liability claim could have a significantly adverse effect on Bacterin's business and operating results.

The Company has no plans to pay dividends.

     The Company has never paid dividends, and has no plans to pay dividends in the immediate future. Any profits will be retained for reinvestment in operations.

The Company's success will depend on its ability to raise additional capital.

     In order to successfully implement its business plan and fund the growth of the Company, the Company expects that it will need to raise additional debt or equity capital. There is no assurance that the Company will be able to obtain additional capital when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. The failure to obtain capital when needed could significantly hamper the Company's ability to carry out its business plan and expand operations.

There is currently no public market for the Company's common stock.

     There is currently no public market for the Company's common stock. There can be no assurance that a market for the Company's common stock will develop.

The Company's stock will be a "penny stock" which creates some additional risks for investors.

     Because the Company's common stock is a "penny stock," investors may not be able to resell their shares and will have access to limited information about the Company. The Company's common stock is defined as a "penny stock," under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and its rules. Because the Company's common stock is a

"penny stock," investors may be unable to sell their shares, due to specific rules under the Exchange Act pertaining to "penny stocks" requiring specific sales practices and disclosure requirements by broker-dealer firms who sell the Company's securities to persons other than "accredited investors." As a result, it may be anticipated that fewer broker-dealers will be willing to make a market in the Company's common stock, and investors may be unable, or limited in their ability, to sell their shares. Further, news coverage regarding penny stocks is extremely limited, and sometimes non-existent. As a result, the only information investors may have is the reports filed by the Company with the Securities and Exchange Commission.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

     In March, 2003, the Company completed a "reverse acquisition" of Bacterin, Inc., a Montana corporation, under the terms of which the shareholders of Bacterin acquired ownership and management control of the Company, and the Company changed its name to "Bacterin International, Inc." During the 2003 fiscal year, the Company was inactive, and its operations in 2002 were limited to maintaining the Company's books and accounting records and status. Because this transaction has been treated as a "reverse acquisition" for accounting purposes, the discussion below pertains principally to the financial condition and operating results of Bacterin, the Company's wholly-owned subsidiary.

     To date, Bacterin's revenue has been derived almost exclusively from development contracts with medical device companies. Many of these development contracts result in a licensing and royalty arrangement. However, Bacterin did not realize any revenue from licensing fees or royalty arrangements in the 2002 and 2003 fiscal years. Revenue from licensing fees and royalties is expected to begin in 2004.

     Bacterin's plan of operations contemplates revenue in the future from at least three sources: (a) license fees in connection from licensing Bacterin's coatings technology, under licensing agreements with medical device companies;
(b) royalties from such licensing arrangements; and (c) continuing research and development fees under development contracts with medical device manufacturers. Bacterin expects that it will begin to receive license fees and royalties in 2004, and that such fees will increase monthly as FDA approvals are obtained, and medical devices employing Bacterin's coatings technology are introduced into the market and sales increase.

     Bacterin expects that its revenue will fluctuate quarterly depending on a number of factors, including, but not limited to, the timing of customers in receiving FDA approval of medical products incorporating Bacterin's technology; the timing and success of Bacterin's customers in introducing and selling medical devices which incorporate Bacterin coatings technology; the timing, number and size and success of development agreements entered into between Bacterin and third party medical device manufacturers and the related timing of license and royalty payments to Bacterin; and the introduction and acceptance of competing products.

Results of Operation

     Bacterin revenues in fiscal 2003 of $591,460, represents a 121% increase in revenues of $267,609 for fiscal year 2002. This revenue in fiscal 2003 and 2002 is entirely attributable to research, development and testing contracts
and arrangements with third parties.   During the 2003 fiscal year, Bacterin
also realized a one-time gain of $396,983 from the sale and lease-back of the building in which Bacterin conducts its operations. The increase in revenue in 2003 was attributable to an increase in the number and size of development contracts with medical device companies, some of which it is anticipated will
result in license fees and royalty income in 2004 and beyond.   With the
increase in revenues, Bacterin also experienced a substantial increase in operating expenses, from $262,874 in fiscal year 2002, to a total of $959,528 in 2003. This increase in operating expenses is attributable to a general expansion of operations, including an increase in general and administrative expenses and office overhead, personnel, and the development of expanded research and development and marketing programs.

     During the 2003 fiscal year, the Company was inactive, and incurred an operating loss of $12,160, consisting primarily of accounting expenses and
other administrative costs.   The Company incurred a loss of $35,800 in fiscal
year 2002, when the Company incurred $19,000 in exploration costs in connection with an a natural resource project, and other legal, accounting and
administrative costs.    The Company's auditors have issued a going concern
opinion. This means that the Company's auditors believed, as of the date of their report included in this Form 10-SB, that there may is substantial doubt that it can continue as an on-going concern unless it obtains additional
capital.   The Company believes this situation has changed as a result of the reverse acquisition with Bacterin. However, the continuation of the Company will depend on the ability of the Company and its wholly-owned subsidiary, Bacterin, to generate revenue from operations or raise capital from the sale of securities.

Liquidity and Capital Resources

     As of December 31, 2003, Bacterin had total current assets of $104,609, consisting of cash ($25,609) and accounts receivable ($79,000) and total current liabilities of $211,557, compared to total current assets of $127,833, consisting of cash, and total current liabilities of $224,818, as of December
31, 2002.   During the 2003 fiscal year, Bacterin realized a one-time gain of approximately $396,000 from the sale-leaseback of the building in which Bacterin conducts operations in Belgrade, Montana, which provided Bacterin with needed capital to fund Bacterin's expanded operations during the year.

     In February and March, 2004, Bacterin raised the sum of $617,000 through
the sale of convertible notes in Bacterin.   The notes accrue interest at the
rate of 6% and are due and payable one year from the date of issuance, unless earlier converted into shares of common stock. The principal and interest under the notes are convertible into shares of common stock, under certain circumstances. The Company and Bacterin believe the proceeds from the sale of the notes, together with revenue from operations, will be sufficient to fund
operations over the next six months, at current rates of growth.   However, in
order to fund expanded operations, or to cover operations later in 2004, the Company anticipates that it may need to raise additional funds, through a debt financing, the sale of additional notes; or the sale of equity securities in the Company.

     A number of expenses are expected to increase in 2004 as Bacterin continues to expand operations. Beginning in 2004, Bacterin will have minimum royalties to a licensor of $50,000, which will increase to $100,000 in 2005, and an additional $100,000 each year thereafter until 2008, when the minimum
royalties will be $400,000 for 2008 and each year thereafter.   In addition,
Bacterin anticipates that general and administrative costs will continue to increase during the year as it expands personnel and consulting services to meet the demand of expanding research and development contracts. To date, most of Bacterin's research and development has been performed under development contracts with third parties. However, management anticipates this will change, and Bacterin will incur research and development expenses, as it seeks to develop its own products and markets. Sales and marketing expenses are expected to increase in 2004, as Bacterin continues efforts to find new applications for its coatings technology and license its technology.

     Bacterin has not made any material commitments for capital expenditures in 2004, and does not anticipate any material commitments during the 2004 fiscal year.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company owns no real property.    All of the operations of Bacterin
are currently housed in a leased building in Belgrade, Montana, consisting of approximately 16,000 square feet of laboratory, manufacturing and office space. (See "Item 1. BUSINESS: Facilities"). This building has been modified to fit Bacterin's operations, is well suited for Bacterin's current business, and is believed to be adequate for at least the next 12 months of operations. The building was purchased by Bacterin in August, 2003, for the sum of $ 750,000, and was immediately sold the building to the current owner for $ 1,250,000, resulting in a net profit to the company of $396,983 after commissions and closing costs. The sale was recorded as non-ordinary income
to Bacterin.   In connection with the sale, Bacterin leased back the building from the owner under a ten-year operating lease, which runs through October, 2013, providing for a monthly lease payment of $10,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 2004, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                      Common            Percent
     Name and Address                 Shares (1)        of Class
     ------------------------------ ----------------- -------------

     Guy Cook (2)
     600 Cruiser Lane
     Belgrade, MT 59714               27,828,128         79.49


     Mitchell T. Godfrey (2)
     600 Cruiser Lane
     Belgrade, MT 59714                1,529,344          4.37


     Gary Ruff (2)
     2120 Crosswood Lane
     Irving, TX 75063                     41,000          0.12


     All Executive officers
     and Directors as a Group
     (3 persons)                      29,357,472         83.98


(1)     All shares are held of record and beneficially.

(2) Messrs. Cook, Godfrey and Ruff are all of the officers and directors of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.


Name                Age   Positions                         Since
------------------ ------ -------------------------------- -----------------

Guy S. Cook          39   President, Chief Executive        March 2004
                          Officer and Director

Mitchell T. Godfrey  58   Secretary/Treasurer, Chief        March 2004
                          Financial Officer and Director

Gary Ruff            44   Director                          March 1999


     All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

     The following is information on the business experience of each director and officer.

     Guy S. Cook, President and Chief Executive Officer, served as the confocal microscopist and image analysis specialist at the Center for Biofilm Engineering prior to the organization of Bacterin. Mr. Cook is an internationally recognized expert in biofilm research, and has over 15 years of experience in optical based diagnostics. He is an internationally recognized expert in test and design of antimicrobial coatings for medical devices, an invited speaker to the FDA and numerous academic conferences, with 18 years of experience in sales, marketing, and entrepreneurial endeavors.
Mr. Cook graduated from Indiana University in 1986 with a Bachelor of Science degree in finance.

     Mitchell T. Godfrey, Chief Financial Officer, has been an officer of Bacterin since 2003. He has over 30 years of experience in assisting start-up ventures, negotiating licensing and other agreements, participating in venture capital financing, and assisting in medical device development. Mr. Godfrey has been involved, over the past ten (10) years, in a number of private enterprises, including consulting for and participation in firms in the manufacturing and service industries. For the past ten years, Mr. Godfrey has been engaged in operating a ranching operation near Townsend, Montana. Since 1997, Mr. Godfrey has served as an officer and director of Zr Energy, Inc., a closely-held Arizona-based corporation engaged in the manufacture and sale of
zirconium powder.   Mr. Godfrey graduated from the University of Utah in 1968
with Bachelor of Science degrees in psychology and mathematics. Mr. Godfrey served as a Lieutenant in the U.S. Navy for a period of four years in the 1960's.

     Gary Ruff, Director, was a founder of Oil & Gas Seekers, Inc., and former President and Chief Executive Officer. From September 1996 to June 1998, Mr. Ruff was Vice President and a member of the Board of Directors of Equipment Leasing & Sales Corporation, a Washington corporation. Equipment Leasing & Sales was engaged in the lease and sale of equipment and supplies to third parties. Since August 1992, Mr. Ruff has been Senior Counsel for Tenet Healthcare Corporation, Dallas Texas. From July 1985 to June 1992 Mr. Ruff was Tax Manager at Deloitte & Touche, Certified Public Accountants. Mr. Ruff holds a L.L.M. degree in taxation from Georgetown University Law Center; a Juris Doctor degree from Pepperdine University School of Law; a Masters of Management from the J.L. Kellogg School of Management from Northwestern University, Evanston, Illinois; and, a B.B.A. degree in accounting from Gonzaga University, Spokane, Washington. Mr. Ruff is licensed to practice law in the states of California and Texas.

Scientific Advisory Board

     Formed in 2002, Bacterin's Scientific Advisory Board (SAB) consists of some of the world's foremost medical experts in the field of biofilm related disease. The SAB is assisting Bacterin on issues relating to the clinical development and exploitation of the Company's anti-infective technologies.

     Dr. Dennis Maki, M.D. Chairman of the Scientific Advisory Board, is the Ovid O. Meyer Professor of Medicine and Head of the Section of Infectious Disease in the Department of Medicine at the University of Wisconsin Medical School. Dr. Maki currently serves as Attending Physician at the Center for Trauma and Life Support and is Hospital Epidemiologist at the University of Wisconsin Hospital and Clinics. He is the author of over 200 scientific publications and 400 abstracts and has been invited to give presentations at many of the most prestigious conferences within his diverse areas of expertise. He is a world leader in clinical trials for analysis of anti-infective coatings for medical devices.

     Dr. Glen Warden M.D. Dr. Warden served as a Major in the US Army at the Army Institute of Surgical Research Burn Unit at Brooke Army Medical Center in Fort Sam Houston, Texas. Upon his return to civilian life, he was appointed Professor of Surgery at the University of Utah School of Medicine, served as Director of the Intermountain Burn Center and Director of the Trauma Division in the Department of Surgery at the University of Utah Medical Center. In 1985, he left Utah to become the Chief of Staff and Director of Research at the Shriners Hospital for Children in Cincinnati, where is also Professor of Surgery at the University of Cincinnati College of Medicine, Director of the Burn Division in the Department of Surgery at the university, and a Vice-Chairman of the Department of Surgery. In 1999, he earned a Masters of Business Administration degree from Xavier University in Cincinnati. Dr. Warden served as President of the American Burn Association (ABA) from 1992-1993, and is the current Editor-in-Chief of the Journal of Burn Care & Rehabilitation. The ABA bestowed its coveted Harvey Stuart Allen Award for Distinguished Service to Dr. Warden at their annual meeting in 1997. Dr. Warden also serves as President and CEO of the Ohio Valley Tissue and Skin Center in Cincinnati and the Intermountain Tissue Center in Salt Lake City. Most recently, he was elected to the Board of Governors of the American College of Surgeons.

      Dr. Jane Shelby Ph.D. Dr. Shelby is an Associate Professor of Surgery at the University of Utah, and Research Director, Intermountain Tissue Center, in Salt Lake City, Utah. Her research interests include moderation of stress related disorders, wound healing, tissue and cellular banking and engineering and therapeutics for human and veterinary applications. She has over 100 publications, serves on the editorial boards of the Journal of Burn Care and Rehabilitation and the journal Shock and reviews manuscripts and grants for a variety of agencies.

ITEM 6.  EXECUTIVE COMPENSATION

     The following sets forth the compensation of the Company's executive officers for the three fiscal years ended December 31, 2003.




---------------------------------------------------------------------------------------------------
                                                              Long Term Compensation
                           ------------------------------ -------------------------------
                                 Annual Compensation              Awards          Payouts
-------------------------- ------------------------------ ----------------------- ------- ---------
                                                Other                                     All
Name                                            Annual     Restricted Securities          Other
and                                             Compen-    Stock      Underlying  LTIP    Compen-
Principal                    Salary   Bonus     sation     Awards     Options/    Payouts sation
Position               Year    ($)     ($)       ($)        ($)       SARs(#)     ($)     ($)
---------------------------------------------------------------------------------------------------
Harold Kaufman,        2003     0       0         0          0           0          0       0
Secretary/Treasurer    2002     0       0         0          0           0          0       0
and Director (1)       2001     0       0         0          0           0          0       0
---------------------------------------------------------------------------------------------------
Albert J. Schauble,    2003     0       0         0          0           0          0       0
Vice President and     2002     0       0         0          0           0          0       0
Director (1)           2001     0       0         0          0           0          0       0
---------------------------------------------------------------------------------------------------
Gary Ruff,             2003     0       0         0          0           0          0       0
Director and           2002     0       0         0          0           0          0       0
Former President (2)   2001     0       0         0          0           0          0       0
---------------------------------------------------------------------------------------------------

(1)     Resigned as officers and directors in March, 2004.
(2)     Resigned as the President of the Company in March, 2004, but remains a director of the Company.

                                20



     The following sets forth the compensation of the Company's new executive officers as of March, 2004, in Bacterin, for the three fiscal years ended
December 31, 2003.



---------------------------------------------------------------------------------------------------
                                                              Long Term Compensation
                           ------------------------------ -------------------------------
                                 Annual Compensation              Awards          Payouts
-------------------------- ------------------------------ ----------------------- ------- ---------
                                                Other                                     All
Name                                            Annual     Restricted Securities          Other
and                                             Compen-    Stock      Underlying  LTIP    Compen-
Principal                  Salary    Bonus      sation     Awards     Options/    Payouts sation
Position             Year  ($)       ($)        ($)        ($)        SARs(#)     ($)     ($)
---------------------------------------------------------------------------------------------------

Guy Cook,            2003   75,000        0      0         2,082        0          0      15,438
President and        2002   30,000        0      0             0        0          0      60,557
Director             2001   20,000        0      0             0        0          0      53,571
----------------------------------------------------------------------------------------------------

Mitchell T. Godfrey, 2003   18,846   15,000      0         2,181        0          0           0
Secretary/Treasurer  2002        0        0      0             0        0          0           0
and Director         2001        0        0      0             0        0          0           0
----------------------------------------------------------------------------------------------------


     The officers and directors are not currently party to any employment agreements, and the Company does not presently have any pension, annuity, insurance, stock options, profit sharing or similar benefit plans. However, the Company may enter into employment agreements with its officers, and adopt such plans, in the future.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On or about March 11, 2004, the Company completed the terms of a Stock Exchange Agreement with Bacterin, and the shareholders of Bacterin, under the terms of which the Company acquired, in a reverse acquisition, all of the issued and outstanding shares of common stock of Bacterin in exchange for the issuance of a total of 32,960,000 shares of restricted common stock of the Company to the Bacterin shareholders. In connection with this transaction, the Company changed its name to "Bacterin International, Inc."; the officers of the Company resigned, and Guy Cook, President and Chairman of Bacterin, and Mitchell T. Godfrey, Secretary and a director of Bacterin, were appointed as
the President and Secretary/ Treasurer, respectively, of the Company.   In
addition, Messrs. Cook and Godfrey were appointed as members of the board of directors, to serve, along with Gary Ruff, a prior board member of the Company, as the board of directors until the Company's next annual meeting.
In connection with the exchange described above, Gary Ruff, Harold Kaufman and Al Schauble, officers and directors, and one other shareholder, contributed a total of 36,315,000 shares of common stock back to the Company for
cancellation.   In connection with the transaction, the resulting company paid a finder's fee of 50,000 shares of restricted common stock to an unrelated third party of the companies. As a result of this transaction, the Company now has a total of

35,057,000 shares of common stock issued and outstanding, of which approximately 94% of such shares are held by the former Bacterin shareholders.

     In April 1999, the Company issued 16,900,000 shares of common stock to Gary Ruff, the Company's President and Chief Executive Officer in consideration of $16,900. Mr. Ruff contributed back 16,859,000 shares to the Company for cancellation in connection with the Bacterin transaction in March, 2004.

     In April 1999, the Company issued 18,000,000 shares of common stock to Harold Kaufman, Jr., the Company's former Secretary/Treasurer and Chief Financial Officer in consideration of $18,000. Mr. Kaufman contributed back 17,944,000 shares to the Company for cancellation in connection with the Bacterin transaction in March, 2004.

     In March 2000, the Company entered into an agreement with Harold Kaufman, Jr., the Company's Secretary/Treasurer, wherein it was agreed that Mr. Kaufman would lease space at his home to the Company in consideration of an annual payment of $1,000. This arrangement terminated following the consummation of the Bacterin transaction.

     In December, 2003, and January, 2004, the Company's subsidiary, Bacterin, issued a total of 10,000 shares of its common stock to its officers, employees and key advisors and consultants, for services rendered to the Company. Of these shares, Guy Cook, President, and Mitchell T. Godfrey, Secretary/Treasurer, received a total of 2,215 shares and 2,320 shares, respectively, for services during 2003. In connection with the Share Exchange Agreement completed in January, 2004, these shares were exchanged, on a 659.20 for one basis, for a total of 32,960,000 shares of the Company's common stock.

     Except the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company or its wholly-owned subsidiary, Bacterin, was a party and in which any officer, director, or principal shareholder, or their affiliates or associates, was also a party

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The authorized Common Stock of the Company consists of 100,000,000 shares of $0.00001 par value Common Stock. As of March 31, 2004, 35,057,000 shares are issued and outstanding.

     All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Shareholders Meetings

     The annual meeting of the shareholders of the Company may be held as designated in the notice of annual meeting. The notice of the annual meeting of shareholders will be mailed to each shareholder of the Company.

     Special meetings of the shareholders may be called at any time by the holders of ten percent (10%) of the voting shares of the Company, or by the President, or by the Board of Directors or a majority thereof. The notice of a special meeting of shareholders will be mailed to each shareholder.

     The written notice of annual or special meetings of shareholders will state the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by the secretary or persons authorized to call the meeting. Such notice shall be given not less than ten (10) nor more than fifty (50) days prior to the date of the meeting.

     A majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at an annual or special meeting of shareholders.

     At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

Transfer Agent

     The transfer agent for the Company's Common Stock is Pacific Stock Transfer Co., 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119 and its telephone number is (702) 361-3033.

                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board. Effective on January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as the Company has addressed and appropriately responded to all comments of the U.S. Securities & Exchange Commission ("Commission") concerning this Form 10-SB registration statement, and the Form 10-SB is declared effective by the Commission.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

     As of March 31, 2004, the Company had a total of approximately 35 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no changes in or disagreements with accountants since the Company's organization.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In April 1999, the Company sold 38,362,000 shares of its common stock to two officers/directors and seventeen other individuals in consideration of $108,400. All sales were made pursuant to Rule 504 of the Securities Act of 1933 (the "Act") and all funds were received and deposited to its bank account prior to April 7, 1999.

     In March, 2004, the Company issued a total of 32,960,000 shares of restricted common stock to the shareholders of Bacterin, in exchange for the shares of Bacterin held by these shareholders, in connection with the closing of the Share Exchange Agreement between the Company, Bacterin and the Bacterin shareholders. (See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS). In connection with this transaction, the Company paid a finder's fee to an unrelated third party of 50,000 shares of restricted common stock. Each of the Bacterin shareholders executed an investment letter at closing concerning the purchase of shares of the Company.

     In December, 2003, and January, 2004, Bacterin issued a total of 10,000 shares of common stock of Bacterin, to its officers, employees and key
advisors and consultants, for services rendered to Bacterin.   These shares
represent a total of 6,592,000 shares of the Company's common stock, after giving effect to the exchange under the Share Exchange Agreement, described in the above paragraph.

     In February and March, 2004, Bacterin raised the sum of $617,000 through the sale of convertible notes in Bacterin, in a private offering sold to
accredited investors only.   The notes accrue interest at the rate of 6% and
are due and payable one year from the date of issuance, unless earlier converted into shares of common stock. The principal and interest under the notes will be automatically converted to common stock of the Company, if the common stock of the Company is publicly-traded and has traded at an average price of $.67 per share during the preceding thirty days. In such event, the conversion price of the notes is equal to 75% of such thirty day average trading price (if above $.67 per share and below $1.00 per share), and at a price of $1.00 per share if the thirty day trading average is at or above $1.00 per share. The principal and interest under the notes will automatically convert to common stock at the maturity date, on the same terms and conditions as set forth above, at a price equal to the average trading price in the thirty days prior to the maturity date. If the Company is not publicly traded with an average trading value of $.67 per share during either of the periods described above, the notes are not automatically convertible, and the note-holders may convert at their election, at a price equal to 75% of the lowest price at which the Company has sold common stock during the three month period prior to conversion.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.037, 78.751 and 78.752 of the Nevada Revised Statutes provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities.

     In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws contain similar provisions for indemnification as described above.

                             PART F/S

FINANCIAL STATEMENTS

     The following financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

     (a)      Audited Financial Statements
              (i)     Oil & Gas Seekers, Inc.
                      (1)     Independent Auditors' Report
                      (2)     Balance Sheet as of December 31, 2003
                      (3) Statement of Operations for the Years Ended December 31, 2003 and 2002
                      (4) Statement of Stockholders' Equity From Inception through December 31, 2003
                      (5) Statement of Cash Flows for the Years Ended December 31, 2003 and 2002
                      (6)     Notes to the Financial Statements

              (ii)    Bacterin, Inc.
                      (1)     Independent Auditors' Report
                      (2)     Balance Sheet as of December 31, 2003
                      (3) Statement of Operations for the Years Ended December 31, 2003 and 2002
                      (4) Statement of Stockholders' Equity From Inception through December 31, 2003
                      (5) Statement of Cash Flows for the Years Ended December 31, 2003 and 2002
                      (6)     Notes to the Financial Statements

     (b)      Pro Forma Consolidation of Bacterin, Inc. and the Company
              (i)     Pro Forma Consolidated Balance Sheet as of December 31,
                      2003
              (ii) Pro Forma Consolidated Statement of Operations as of December 31, 2003
              (iii)   Notes to the Consolidated Financial Statements



                             PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this report.


         Exhibit No.    Description/ Title of Document

         2.1            Articles of Incorporation (2)
         2.2            Amendment to the Articles of Incorporation (1)
         2.3            Bylaws (2)
         8.1 Share Exchange Agreement between Registrant and Bacterin, Inc., dated January 20, 2004 (1)

(1) Filed herewith.
(2) The following Exhibits are incorporated herein by reference from the Registrant's Form 10SB Registration Statement filed with the Securities and Exchange Commission, SEC file #0-30847 on June 21, 2000.

ITEM 2.  DESCRIPTION OF EXHIBITS

     See Item 1, Part III, above.

                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               BACTERIN INTERNATIONAL, INC.


Dated:  April 14, 2004         By: /s/ Guy Cook
                                  -------------------------------------------
                                   Guy Cook, President

                  INDEX TO FINANCIAL STATEMENTS

1.    Oil & Gas Seekers, Inc.
      (a)     Independent Auditors' Report ...............................F-2
      (b)     Balance Sheets..............................................F-3
      (c)     Statements of Operations ...................................F-4
      (d)     Statement of Stockholders' Equity ..........................F-5
      (e)     Statements of Cash Flows ...................................F-6
      (f)     Notes to the Financial Statements...........................F-7

2.    Bacterin, Inc.
      (a)     Independent Auditors' Report................................F-16
      (b)     Balance Sheet...............................................F-17
      (c)     Statement of Operations.....................................F-18
      (d)     Statement of Stockholders' Equity...........................F-19
      (e)     Statement of Cash Flows.....................................F-20
      (f)     Notes to the Financial Statement............................F-21

3. Proforma Consolidation of Bacterin, Inc. and Bacterin International, Inc. (formerly Oil & Gas Seekers, Inc.)
      (a)     Proforma Consolidated Balance Sheet as of
              December 31, 2003...........................................F-26
      (b)     Proforma Consolidated Statement of Operations as of
              December 31, 2003...........................................F-27
      (c)     Notes to the Consolidated Financial Statements..............F-28

                      WILLIAMS & WEBSTER PS
                   Certified Public Accountants
                 Bank of America Financial Center
                   W 601 Riverside, Suite 1940
                        Spokane, WA 99201
                          (509) 838-5111

The Board of Directors
Oil and Gas Seekers, Inc.
Spokane, WA

                   INDEPENDENT AUDITOR'S REPORT
                  -----------------------------

We have audited the accompanying balance sheets of Oil and Gas Seekers, Inc. (an exploration stage company) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended and for the period from inception (March 19, 1999) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oil and Gas Seekers, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended and for the period from inception (March 19, 1999) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the exploration stage since its inception on March 19, 1999. The Company has no revenues and has recurring losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
January 27, 2004, except for Note 6, as to which the date is March 1, 2004

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
BALANCE SHEETS
------------------------------------------------------------------------------

                                                         December 31,
                                                  ---------------------------
                                                      2003         2002
                                                  ------------- -------------
ASSETS

  CURRENT ASSETS
    Cash                                          $     12,738  $     23,898
                                                  ------------- -------------
      Total Current Assets                              12,738        23,898
                                                  ------------- -------------

TOTAL ASSETS                                      $     12,738  $     23,898
                                                  ============= =============

LIABILITIES AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES
    Rent payable to related party                 $      2,750  $      1,750
                                                  ------------- -------------
      Total Current Liabilities                          2,750         1,750
                                                  ------------- -------------

COMMITMENTS AND CONTINGENCIES                                -             -
                                                  ------------- -------------
STOCKHOLDERS' EQUITY
   Common stock, $0.00001 par value;
     100,000,000 shares authorized,
     38,362,000 shares issued and outstanding              384           384
   Additional paid-in capital                          108,016       108,016
   Deficit accumulated during exploration stage        (98,412)      (86,252)
                                                  ------------- -------------
      Total Stockholders' Equity                         9,988        22,148
                                                  ------------- -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $     12,738  $     23,898
                                                  ============= =============











The accompanying notes are an integral part of these financial statements.

OIL AND GAS SEEKERS, INC.
An Exploration Stage Company)
STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------

                                                                Period from
                                                                March 19, 1999
                                      Years Ended December 31,  (Inception) to
                                    --------------------------- December 31,
                                          2003        2002      2003
                                    ------------- ------------- -------------

REVENUES                            $          -  $          -  $          -
                                    ------------- ------------- -------------
GENERAL AND ADMINISTRATIVE EXPENSES
  Rent                                     1,000         1,000         5,250
  Taxes and licenses                         210           340           820
  Accounting                              10,825         8,690        41,234
  Legal fees                                   -         4,950        25,816
  Transfer agent fees                          -            50         1,130
  Exploration expense                          -        19,000        19,000
  Miscellaneous                              125         1,770         5,162
                                    ------------- ------------- -------------
    TOTAL EXPENSES                        12,160        35,800        98,412
                                    ------------- ------------- -------------

NET LOSS BEFORE INCOME TAXES             (12,160)      (35,800)      (98,412)

INCOME TAXES                                   -             -             -
                                    ------------- ------------- -------------

NET LOSS                            $    (12,160) $    (35,800) $    (98,412)
                                    ============= ============= =============

   BASIC AND DILUTED NET LOSS
   PER COMMON SHARE                 $        nil  $        nil
                                    ============= =============
   WEIGHTED AVERAGE NUMBER
   OF BASIC AND DILUTED COMMON
   SHARES OUTSTANDING                  38,362,000    38,362,000
                                    ============= =============











The accompanying notes are an integral part of these financial statements.



OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
                                                                       Deficit
                                     Common Stock                    Accumulated
                            --------------------------  Additional     During
                               Number                    Paid-in     Exploration
                              of Shares     Amount       Capital        Stage        Total
                            ------------- ------------ ------------ ------------- ------------
Stock issued in March 1999
 for an average of $0.003
 per share                    38,362,000  $       384  $   108,016  $          -  $   108,400

Net loss for the year
 ended December 31, 1999               -            -            -        (3,781)      (3,781)
                            ------------- ------------ ------------ ------------- ------------

Balance, December 31, 1999    38,362,000          384      108,016        (3,781)     104,619


Net loss for the year
 ended December 31, 2000               -            -            -       (27,017)     (27,017)
                            ------------- ------------ ------------ ------------- ------------

Balance, December 31, 2000    38,362,000          384      108,016       (30,798)      77,602

Net loss for the year
 ended December 31, 2001               -            -            -       (19,654)     (19,654)
                            ------------- ------------ ------------ ------------- ------------

Balance, December 31, 2001    38,362,000          384      108,016       (50,452)      57,948

Net loss for the year
 ended December 31, 2002               -            -            -       (35,800)     (35,800)
                            ------------- ------------ ------------ ------------- ------------

Balance, December 31, 2002    38,362,000          384      108,016       (86,252)      22,148

Net loss for the year
 ended December 31, 2003               -            -            -       (12,160)     (12,160)
                            ------------- ------------ ------------ ------------- ------------

Balance, December 31, 2003    38,362,000  $       384  $   108,016  $    (98,412) $     9,988
                            ============= ============ ============ ============= ============












The accompanying notes are an integral part of these financial statements.

                                   F-5




OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------


                                                                        Period from
                                                                        March 19, 1999
                                             Years Ended December 31,   (Inception) to
                                            --------------------------- December 31,
                                                  2003        2002      2003
                                            ------------- ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                   $    (12,160) $    (33,800) $    (98,412)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
   Loss on expiration of oil and gas lease             -        19,000        19,000
   Increase (decrease) in accounts payable -
     related party                                 1,000         1,000         2,750
                                            ------------- ------------- -------------
     Net cash used by operating activities       (11,160)      (13,800)      (76,662)
                                            ------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of oil and gas lease                         -        (4,000)      (19,000)
                                            ------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sales of common stock                   -             -       108,400
                                            ------------- ------------- -------------
     Net cash provided by financing activities         -             -       108,400
                                            ------------- ------------- -------------

 Net increase (decrease) in cash                 (11,160)      (19,900)       12,738
 Cash at beginning of period                      23,898        43,698             -
                                            ------------- ------------- -------------

 Cash at end of period                      $     12,738  $     23,898  $     12,738
                                            ============= ============= =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
 Income taxes paid                          $          -  $          -  $          -
 Interest paid                              $          -  $          -  $          -








The accompanying notes are an integral part of these financial statements.

                                F-6





OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oil and Gas Seekers, Inc. (hereinafter "the Company") was incorporated on March 19, 1999 under the laws of the State of Nevada for the purpose of acquiring, exploring and developing natural resource properties. The Company had no activity, other than common stock sales, prior to April 1, 1999. See Note 3. The Company maintains an office in Spokane, Washington. The Company's fiscal year-end is December 31.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates
----------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
-----------------
The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Exploration Stage Activities
----------------------------
The Company has been in the exploration stage since its formation in March 1999 and has not yet realized any revenues from its planned operations. At present, it is primarily engaged in the acquisition and exploration of natural resource properties. Upon location of a commercial reserve, the Company expects to actively prepare the site for extraction and enter a development stage.

Cash and Cash Equivalents
-------------------------
For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
------------------------------------
The Company's financial instruments as defined by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, accounts payable and accrued expenses. All instruments are accounted for on an historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2003 and 2002.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133"), as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments
and Hedging Activities   Deferral of the Effective Date of FASB No. 133", and
Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At December 31, 2003 and 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Oil and Gas Properties
----------------------
The Company uses the successful efforts method of accounting for oil and gas
producing activities.   Costs to acquire mineral interests in oil and gas
properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and Gas Properties (continued)
----------------------------------
On the sale or retirement of a complete unit of a proven property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proven property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Inventories
-----------
At the point the Company obtains inventories, they will be valued at the lower of cost or market. The cost of inventories of crude oil and petroleum products will be determined on the last-in, first-out (LIFO) method.

Revenues
---------
As noted in its statement of operations, Oil and Gas Seekers, Inc. has yet to produce any revenue since inception. When the Company does produce revenue, oil and gas revenues will be recorded using the sales method. Under this method, the Company will recognize revenues based on actual volumes of oil and gas sold to purchasers.

Exploration Costs
-----------------
In accordance with accounting principles generally accepted in the United States of America, the Company expenses exploration costs as incurred.

Compensated Absences
--------------------
Currently, the Company has no paid employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

Provision for Taxes
-------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by Statement of Financial Accounting Standards No. 109 to allow recognition of such an asset.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provision for Taxes (continued)
-------------------------------
At December 31, 2003 and 2002, the Company had net deferred tax assets of approximately $33,000 and $17,000, respectively, calculated at expected rates of 34% and 20%, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset was recorded at December 31, 2003 and 2002.

The significant components of the deferred tax assets at December 31, 2003 and 2002 were as follows:

                                                  December 31,   December 31,
                                                     2003            2002
                                                 -------------- ------------
Net operating loss carryforward                  $      98,400  $    86,200

Deferred tax asset                               $      33,000  $    17,000
Deferred tax asset valuation allowance           $     (33,000) $   (17,000)



At December 31, 2003 and 2002, the Company had net operating loss carryforwards of approximately $98,400 and $86,200, respectively, which expire in the years 2019 through 2023. The change in the allowance account from December 31, 2002 to 2003 was $16,000, which was in part due to a change in management's estimates of expected tax rates.

Loss Per Share
--------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share are the same, as there were no common stock equivalents outstanding.

Environmental Expenditures
--------------------------
The Company will accrue for environmental remediation liabilities when it is probable that such liability exists, based on past events or known conditions, and the amount of such loss can be reasonably estimated. If the Company can only estimate a range of probable liabilities, the minimum, undiscounted expenditure necessary to satisfy the Company's future obligation will be
accrued.   Due to the fact that the Company has not started any production activities, there are no known environmental remediation liabilities at December 31, 2003 and 2002.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern
-------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has an accumulated deficit of $98,412 at December 31, 2003. The Company has been in exploration stage since inception and has generated no revenues. These factors raise substantial doubt about the Company's ability to continue as a going concern. The future of the Company is dependent upon its ability to obtain financing and sale of securities. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Management has plans to seek additional capital through a private placement and public offering of its common stock or through the issuance of debt or merger with another entity, none of which are assured.

Recent Accounting Pronouncements
--------------------------------
In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined that there was no impact to its financial statements from the adoption of this statement.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based
Compensation   Transition and Disclosure" (hereinafter "SFAS No. 148").  SFAS
No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (Continued)
--------------------------------------------
prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. The Company currently reports stock issued to employees under the rules of SFAS 123. Accordingly, there is no change in disclosure requirements due to SFAS 148.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter "SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002 and is effective for activities after December 31, 2002. There has been no impact on the Company's financial position or results of operations from adopting SFAS No. 146.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (hereinafter "SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded. As a result, FASB No. 64, which amended FASB No. 4, was rescinded, as it was no longer necessary. FASB No. 44, "Accounting for Intangible Assets of Motor Carriers", established the accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Since the transition has been completed, FASB No. 44 is no longer necessary and has been rescinded. SFAS No. 145 amended FASB No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS No. 145 and the adoption did not have a material effect on the financial statements of the Company at December 31, 2003.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (Continued) measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 and the adoption did not have a material impact on the financial statements of the Company at December 31, 2003.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (hereinafter "SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 and the adoption did not have a material impact on the financial statements of the Company at December 31, 2003.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (hereinafter "SFAS No. 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (hereinafter "SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On January 1, 2002, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in no change to the Company's results of operations, as the Company does not have assets with indeterminate lives.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" (hereinafter "FIN 45"). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and do not have an impact on the financial statements of the Company. The Company does not anticipate issuing any guarantees which would be required to be recognized as a liability under the provisions of FIN 45 and thus does not expect the adoption of this interpretation to have an impact on its results of operations or financial position.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassification
----------------
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.


NOTE 3 - COMMON STOCK

The Company has the authority to issue 100,000,000 shares of common stock,
having a par value of $0.00001 per share.   In 1999, the Company issued
38,362,000 shares of common stock for cash at an average price of $0.003 per share. The Company has had no other issuances of its common stock.


NOTE 4 - RELATED PARTY TRANSACTIONS AND RENT EXPENSE

The Company occupies office space provided by Mr. Harold Kaufman Jr., the
secretary of the Company, at a rate of $1,000 per year.   In years ended
December 31, 2003 and 2002, rent expense was $1,000 for each period.


NOTE 5 - OIL AND GAS LEASE

On March 31, 2000, the Company acquired for $15,000 a 100% leasehold interest and a 78% net revenue interest in a lease containing oil and gas rights in Stephens County, Texas. Although this lease was set to expire in March 2002, during February 2002, the Company negotiated an extension of the lease until July 2002 in exchange for a cash payment of $4,000. The Company did not negotiate any additional extension of the lease after July 2002. During the year ended December 31, 2002, the Company recorded an expense of $19,000 in the accompanying financial statements related to this expired lease.


NOTE 6 - SUBSEQUENT EVENTS

In a share exchange agreement dated January 20, 2004, the Company agreed to issue 32,960,000 shares of its common stock to acquire all the outstanding common stock of Bacterin, Inc. (hereinafter "BAC"), a Montana corporation. Subsequent to the share exchange, BAC will become a wholly owned subsidiary of the Company. As part of the transaction, control of the Company's board will revert to the shareholders of BAC and the Company's principal stockholders will return for cancellation 36,315,000 shares of common stock in Oil & Gas Seeker's, Inc. As of March 1, 2004, the share exchange agreement had not been finalized.

OIL AND GAS SEEKERS, INC.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
-------------------------------------------------------------------------------

NOTE 6 - SUBSEQUENT EVENTS (continued)

This business combination will result in a control change for the Company, which may limit the utilization of net operating losses accumulated prior to the change. The Company expects to account for this combination as a recapitalization of BAC, which will continue as the operating entity.

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Bacterin, Inc.
Bellgrade, MT

We have audited the accompanying balance sheets of Bacterin, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacterin, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

/s/ Chisholm, Bierwolf & Nilson LLC

Chisholm, Bierwolf & Nilson LLC
Bountiful, Utah
January 28, 2004

                           Bacterin, Inc.
                           Balance Sheets

                      ASSETS

                                                         December 31,
                                                 ---------------------------
                                                      2003         2002
                                                 ------------- -------------
Current Assets
  Cash                                           $     25,609  $    127,833
  Accounts Receivable (net of allowance of $0)         79,000             -
                                                 ------------- -------------

    Total Current Assets                              104,609       127,833

  Property and Equipment, Net                         286,852       103,943

Other Assets
  Licenses                                             31,667             -
  Deposits                                             11,856             -
                                                 ------------- -------------

    Total Other Assets                                 43,523             -
                                                 ------------- -------------

    Total Assets                                 $    434,984  $    231,776
                                                 ============= =============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                               $     26,022  $     19,289
  Accrued Liabilities                                  23,657         8,000
  Deposits                                             12,000       116,200
  Current Portion of Long-Term Debt                   149,878        81,329
                                                 ------------- -------------

    Total Current Liabilities                         211,557       224,818

Long-Term Liabilities
  Notes Payable                                       343,074       126,088
  Capital Lease Payable                                47,438             -
  Less: Current Portion of Long-Term Debt            (149,878)      (81,329)
                                                 ------------- -------------

    Total Long-Term Liabilities                       240,634        44,759
                                                 ------------- -------------

    Total Liabilities                                 452,191       269,577

Stockholders' Equity
  Common Stock, Authorized 50,000 Shares,
    No Par Value, Issued and Outstanding
    47,216 and  40,000 Shares                          17,633        10,850
  Additional Paid in Capital                           12,228        12,228

  Retained Earnings (Deficit)                         (47,068)      (60,879)
                                                 ------------- -------------

  Total Stockholders' Equity                          (17,207)      (37,801)
                                                 ------------- -------------

    Total Liabilities and Stockholders' Equity   $    434,984  $    231,776
                                                 ============= =============

The accompanying notes are an integral part of these financial statements.

                           Bacterin, Inc.
                      Statements of Operations

                                                    For the Years Ended
                                                         December 31,
                                                 ---------------------------
                                                      2003          2002
                                                 ------------- -------------

Revenues                                         $    591,460  $    267,609

Cost of Sales                                               -             -
                                                 ------------- -------------

Gross Profit (Loss)                                   591,460       267,609
                                                 ------------- -------------
Operating Expenses
  General & Administrative                            960,311       262,874
                                                 ------------- -------------

    Total Operating Expenses                          960,311       262,874
                                                 ------------- -------------

Net Operating Income (Loss)                          (368,851)        4,735
                                                 ------------- -------------
Other Income(Expense)
  Interest Expense                                    (14,321)       (6,655)
  Gain (Loss) on Sale of Asset                        396,983           (33)
                                                 ------------- -------------

    Total Other Income(Expense)                       382,662        (6,688)
                                                 ------------- -------------

Income (Loss) Before Income Taxes                      13,811        (1,953)

Income Tax Expense                                          -             -
                                                 ------------- -------------

Net Income (Loss)                                $     13,811  $     (1,953)
                                                 ============= =============

Net Income (Loss) Per Share                      $       0.34  $      (0.05)
                                                 ============= =============

Weighted Average Shares Outstanding                    40,842        40,000
                                                 ============= =============


The accompanying notes are an integral part of these financial statements.

                           Bacterin, Inc.
            Statements of Stockholders' Equity (Deficit)

                                                       Additional   Retained
                                     Common Stock       Paid-in     Earnings
                                  Shares      Amount    Capital    (Deficit)
                                ---------- ----------- ---------- ------------

Balance at December 31, 2001       40,000  $   10,850  $  12,228  $   (58,926)

Net income (loss) for the
 year ended  December 31, 2002          -           -          -       (1,953)
                                ---------- ----------- ---------- ------------

Balance at December 31, 2002       40,000      10,850     12,228      (60,879)

December 2003 - Shares issued
 for services at $0.94 per share    7,216       6,783          -            -

Net income (loss) for the year
 ended December 31, 2003                -           -          -       13,811
                                ---------- ----------- ---------- ------------

Balance at December 31, 2003       47,216  $   17,633  $  12,228  $   (47,068)
                                ========== =========== ========== ============









The accompanying notes are an integral part of these financial statements.

                           Bacterin, Inc.
                      Statements of Cash Flows


                                                      For the Years Ended
                                                          December 31,
                                                 ---------------------------
                                                      2003          2002
                                                 ------------- -------------
Cash Flows from Operating Activities:
  Net Income (Loss)                              $     13,811  $     (1,953)
  Adjustments to Reconcile Net Loss to Net
   Cash Provided by Operations:
     Depreciation & Amortization                       54,733        26,820
     Gain (Loss) on Sale of Assets                   (396,983)           33
     Stock Issued for Services                          6,783             -
  Change in Operating Assets and Liabilities:
     (Increase) Decrease in:
     Accounts Receivable                              (79,000)            -
     Increase (Decrease) in:
     Accounts Payable                                    (467)       15,873
     Customer Deposits                               (104,200)      116,200
     Accrued Liabilities                               15,657        (6,381)
                                                 ------------- -------------

  Net Cash Provided(Used) by Operating Activities    (489,666)      150,592

Cash Flows from Investing Activities:
  Payments for Licenses                               (35,000)            -
  Payments for Deposits                               (11,856)            -
  Proceeds from Sale of Assets                        396,983             -
  Payments for Equipment                             (166,958)      (23,230)
                                                 ------------- -------------

  Net Cash Provided (Used) by Investing Activities    183,169       (23,230)

Cash Flows from Financing Activities:
  Proceeds from Notes Payable                         250,000        26,075
  Payments for Capital Lease                          (12,713)            -
  Principal Payments on Notes Payable                 (33,014)      (26,763)
                                                 ------------- -------------

  Net Cash Provided (Used) by Financing Activities    204,273          (688)
                                                 ------------- -------------

Increase (Decrease) in Cash                          (102,224)      126,674

Cash and Cash Equivalents at Beginning of Period      127,833         1,159
                                                 ------------- -------------

Cash and Cash Equivalents at End of Period       $     25,609  $    127,833
                                                 ============= =============
Cash Paid For:
  Interest                                       $     14,648  $      8,133
  Income Taxes                                   $          -  $          -

The accompanying notes are an integral part of these financial statements.

                           Bacterin, Inc.
                 Notes to the Financial Statements
                     December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies

     a.  Organization

Bacterin, Inc. (the Company), a private company, was organized under the laws of the state of Montana on December 29, 1999. The Company is engaged in the business of testing, manufacturing and applying biofilm coatings.

     b. Accounting Method

The Company recognizes income and expense on the accrual basis of accounting.

     c.  Revenue Recognition

The Company currently has one source of revenue from its customers, that of performing services. A contract is signed with various stages or "gates" of services. As a gate is completed by the Company, the customer is billed and informed of the results of that stage of the contract. As each stage is completed the company bills for the completion of that stage and records the revenue specific to the completion of that stage. Customer deposits or retainers are deferred until the first stage is completed and the related amount is billed. At such time, all or part of the customer deposit is recorded as revenue.

     d.  Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Property and Equipment

Property and Equipment consists of the following at December 31, 2003 and 2002:

                                                      2003          2002
                                                 ------------- --------------
     Equipment                                   $    281,229  $      77,323
     Vehicles                                          67,074         67,074
     Furniture and Fixtures                            35,292          4,890
     Accumulated Depreciation                         (96,743)       (45,344)
                                                 ------------- --------------
       Total Property & Equipment                $    286,852  $     103,943
                                                 ============= ==============

The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2003 and 2002 is $51,400 and $26,820, respectively.

                           Bacterin, Inc.
                 Notes to the Financial Statements
                     December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies (Continued)

In accordance with SFAS No. 144, the Company records impairment of long-lived assets to be held and used or to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. As of December 31, 2003, no impairment has been recognized.

     f.  Earnings (Loss) Per Share

The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully dilutive earnings per share has not been presented because it equals primary earnings per share.

                                               For the Years Ended
                                                     December 31,
                                            ----------------------------
                                                 2003          2002
                                            -------------- -------------
     Income (Loss) Numerator                $      13,811  $     (1,953)
     Shares (Denominator)                          40,842        40,000
                                            -------------- -------------
     Per Share Amount                       $        0.34  $      (0.05)
                                            ============== =============

     g.  Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management=s estimates. Actual results could differ from those estimates.

     h.  Financial Instruments

The recorded amounts for financial instruments, including cash equivalents, receivables, investments, accounts payable and accrued expenses, and long-term debt approximate their market values as of December 31, 2003 and 2002. The Company has no investments in derivative financial instruments.

     i.  Licenses

In August 2003, the Company entered into a license agreement for the rights to use methods for making thin film composition. Also in August 2003, the Company entered into an option agreement. This agreements gives the Company a 12 month period in order to enter into an exclusive license agreement for technology related to the deposition of thin films to surfaces. The Company paid $35,000 for these licenses and has capitalized these costs. Impairment of this intangible will be evaluated on a regular basis, however no impairment currently exists at December 31, 2003.

                           Bacterin, Inc.
                 Notes to the Financial Statements
                     December 31, 2003 and 2002

NOTE 2 - Long-Term Liabilities

Long-term liabilities are detailed as follows at December 31, 2003 and 2002:

                                                             December 31,
                                                          2003         2002
                                                     ------------- ------------
Notes Payable:
    Note payable to a bank, bears interest at
     9.75% per annum, monthly payment due of $906,
     matures March 2004, secured by equipment        $      2,670  $    12,744

    Note payable to a financing company, bears
     interest at 5.9% per annum, monthly payment
     due of $696, matures September 2006, secured
     by vehicle                                            21,152       27,269

    Note payable to a bank, bears interest at 6%
     per annum, principal due at maturity, matured
     June 2003, secured by inventory and equipment         60,000       60,000

    Note payable to a financing company, bears
     interest at 3.9% per annum, monthly payment
     due of $480,  matures January 2008, secured
     by vehicle                                            21,701       26,075

    Note payable to a bank, bears interest at 6%
     per annum, monthly payment due is $3,653,
     matures May 2010, secured by equipment               237,551            -
                                                     ------------- ------------
     Total Notes Payable                                  343,074      126,088
                                                     ------------- ------------
Capital Leases Payable:
    Capital lease payable to a company, bears
     interest at 6.67% per annum, monthly payments
     due of $2,500 for 6 months, balloon payment
     due at maturity of $41,000, matures February
     2004, secured by equipment.                           42,942            -

    Capital lease payable to a financing company,
     bears interest at 9.49% per annum, monthly
     payment due of $569, matures February 2006,
     secured by equipment                                   4,496            -
                                                     ------------- ------------
       Total Capital Leases                                47,438            -
       Total Long Term Liabilities                        390,512      126,088
                                                     ------------- ------------
       Less Current Portion                              (149,878)     (81,329)
                                                     ------------- ------------
       Net Long Term Liabilities                     $    240,634  $    44,759
                                                     ============= ============

                           Bacterin, Inc.
                 Notes to the Financial Statements
                     December 31, 2003 and 2002

NOTE 2 - Long-Term Liabilities (Continued)

Future minimum principal payments on long term liabilities are as follows at December 31, 2003:

                    Year                      Amount
                    -----------           -----------
                    2004                  $  149,878
                    2005                      47,361
                    2006                      46,151
                    2007                      41,626
                    2008                      38,784
                    Thereafter                66,712
                                          -----------
                    Total                 $  390,512
                                          ===========
NOTE 3 - Income Taxes

The Company has elected S corporation status, therefore, all taxable income is passed through to the shareholders of the Company and no corporate income tax provision is recorded.

NOTE 4 - Commitments and Contingencies

In August 2003, the Company committed to an operating lease for office space. The lease requires a monthly payment of $10,000. The lease expires in October 2013.

Future minimum lease payments on operating lease obligations are as follows at December 31, 2003:

                                                          Amount
                                                       ------------
                    2004                               $   120,000
                    2005                                   120,000
                    2006                                   120,000
                    2007                                   120,000
                    2008                                   120,000
                                                       ------------
                    Total Operating Lease Obligations  $   580,000
                                                       ============

Rent expense from operating leases at December 31, 2003 and 2002 was $78,991 and $4,436, respectively.

In August 2003, the Company entered into a license agreement for the rights to use methods for making thin film composition. Pursuant to this agreement, a royalty is payable based on the following: 20% of net sales for licensed
services, 3% of net sales for licensed devices and 33% of   all proceeds from
sublicensees.

                           Bacterin, Inc.
                 Notes to the Financial Statements
                     December 31, 2003 and 2002

NOTE 4 - Commitments and Contingencies (Continued)

Future minimum royalty payments on the license agreement are as follows at December 31, 2003:

                                               Amount
                                         -------------
            2004                         $     50,000
            2005                              100,000
            2006                              200,000
            2007                              300,000
            2008 and thereafter               400,000

In August 2003, the Company entered into an option agreement. This agreements gives the Company a 12 month period in order to enter into an exclusive license agreement for technology related to the deposition of thin films to surfaces. The cost to exercise the agreement is $5,000 per biological agent. If the option is exercised, a royalty is payable based on the following: 20% of net sales for licensed services, 3% of net sales for licensed devices and 33% of all proceeds from sublicensees.

Future minimum royalty payments on the option agreement if exercised are per biological agent and are as follows at December 31, 2003.

            2004                         $    10,000
            2005                              20,000
            2006                              30,000
            2007                              40,000
            2008 and thereafter               50,000

NOTE 5 - Common Stock

On November 1, 2003, the Board of Directors authorized a 40 for 1 forward split. These financial statements have been retroactively restated for the forward split.

NOTE 6 - Subsequent Event

On January 20, 2004, the Company entered into a share exchange agreement with Oil & Gas Seekers, Inc., ("OGS") a publicly-held, Nevada company. Pursuant to the agreement, OGS will issue 32,960,000 shares of common stock in exchange for all of the outstanding shares of the Company. The management of OGS will be replaced by the management of the Company and the name has been changed to Bacterin, Inc. This acquisition is considered a reverse acquisition using the purchase method of accounting.


                         Bacterin International, Inc.
                     (Formerly Oil and Gas Seekers, Inc.)
                      Proforma Consolidated Balance Sheet

                                                  Bacterin
                                                  International
                                                  Inc.(formerly
                                                  Oil and Gas                            Proforma
                                   Bacterin, Inc. Seekers, Inc.)       Proforma          Consolidated
                                   December 31,   December 31,        Adjustments        December 31,
                                   2003           2003               DR          CR      2003
                                   -------------- -------------- ---------- ------------ -------------
                                   (unaudited)    (unaudited)                            (unaudited)

                                    Assets

Current Assets
  Cash                             $      25,609  $      12,738                          $     38,347
  Accounts Receivable, Net                79,000              -                                79,000
                                   -------------- --------------                         -------------
  Total Current Assets                   104,609         12,738                               117,347
                                   -------------- --------------                         -------------

Equipment, Net                           286,852              -                               286,852
                                   -------------- --------------                         -------------
Other Assets
  Licenses                                31,667              -                                31,667
  Deposits                                11,856              -                                11,856
                                   -------------- --------------                         -------------

  Total Other Assets                      43,523              -                                43,523
                                   -------------- --------------                         -------------

  Total Assets                     $     434,984  $      12,738                          $    447,722
                                   ============== ==============                         =============


                     Liabilities and Stockholders' Equity

Current Liabilities
  Accounts Payable &
    Accrued Liabilities            $      26,022  $       2,750                          $     28,772
  Accrued Liabilities                     23,657              -                                23,657
  Deposits                                12,000              -                                12,000
  Current Portion of Long-Term Debt      149,878              -                               149,878
                                   -------------- --------------                         -------------

  Total Current Liabilities              211,557          2,750                               214,307
                                   -------------- --------------                         -------------
Long-Term Liabilities
  Notes Payable                          343,074              -                               343,074
  Capital Lease Payable                   47,438              -                                47,438
  Less: Current Portion
    of Long-Term Debt                   (149,878)             -                              (149,878)
                                   -------------- --------------                         -------------

  Total Long-Term Liabilities            240,634              -                               240,634
                                   -------------- --------------                         -------------
Stockholders' Equity
  Common Stock, Authorized
    100,000,000 Shares, $.00001
    Par Value, 35,007,000 Shares
    Issued and Outstanding                                  384         24                        360
  Common Stock, Authorized 50,000
    Shares, No Par Value, 47,216
    Shares Issued and Outstanding         17,633              -     17,633                          -
  Additional Paid in Capital              12,228        108,016     80,755                     39,489
  Retained Earnings (Deficit)            (47,068)       (98,412)         -       98,412       (47,068)
                                   -------------- --------------                         -------------

  Total Stockholders Equity              (17,207)         9,988                                (7,219)
                                   -------------- --------------                         -------------
  Total Liabilities and
  Stockholders Equity              $     434,984  $      12,738                          $    447,722
                                   ============== ==============                         =============


















  The accompanying notes are an integral part of these financial statements.

                                     F-26


                         Bacterin International, Inc.
                     (Formerly Oil and Gas Seekers, Inc.)
                 Proforma Consolidated Statement of Operations




                                                  Bacterin
                                                  International
                                                  Inc.,(formerly
                                                  Oil and Gas                            Proforma
                                   Bacterin, Inc. Seekers, Inc.)                         Consolidated
                                   For January 1, For January 1,                         January 1,
                                   2003           2003                                   2003
                                   through        through              Proforma          through
                                   December 31,   December 31,        Adjustments        December 31,
                                   2003           2003               DR          CR      2003
                                   -------------- -------------- ---------- ------------ -------------
                                   (unaudited)    (unaudited)                            (unaudited)

Revenues                           $     591,460  $           -                          $    591,460

Cost of Sales                                  -              -                                     -
                                   -------------- --------------                         -------------

Gross Profit (Loss)                      591,460              -                               591,460
                                   -------------- --------------                         -------------

Operating Expenses
  General & Administrative               960,311         12,160                               972,471
                                   -------------- --------------                         -------------

Total Operating Expenses                (960,311)       (12,160)                             (972,471)
                                   -------------- --------------                         -------------

  Income (Loss) from Operations         (368,851)       (12,160)                             (381,011)

Other Income (Expense)
  Interest Expense                       (14,321)             -                               (14,321)
  Gain (Loss) on Sale of Asset           396,983              -                               396,983

 Total Other Income (Expense)            382,662              -                               382,662
                                   -------------- --------------                         -------------

Income (Loss) Before Income Taxes         13,811        (12,160)                                1,651

Income Tax Expense                             -              -                                     -
                                   -------------- --------------                         -------------

Net Income (Loss)                  $      13,811  $     (12,160)                         $      1,651
                                   ============== ==============                         =============


  The accompanying notes are an integral part of these financial statements.



                                     F-27


                   Bacterin International, Inc.
               (Formerly Oil and Gas Seekers, Inc.)
       Notes to Pro Forma Consolidated Financial Statements
                        December 31, 2003


NOTE 1 - Summary of Transaction

     On January 20, 2004, the Company entered into an Agreement and Plan of Share Exchange between Bacterin International, Inc. (formerly Oil and Gas Seekers, Inc.) (Bacterin) a public company (the Company) and Bacterin International, Inc. a private company (BI). Pursuant to the plan, the Company canceled 35,355,000 shares of common stock and issued 32,960,000 shares of common stock for all of the outstanding common stock of BI and changed its name to Bacterin International, Inc. The reorganization was recorded as a reverse acquisition using the purchase method of accounting.

NOTE 2 - Management Assumptions

     The pro forma consolidated balance sheet and statements of operations assumes that the entities were together at the beginning of the period ended December 31, 2003.

     The pro forma consolidated balance sheet assumes the cancellation of 35,355,000 shares of common stock and issuance of 32,960,000 shares of common stock and the elimination of the retained deficit of Bacterin.

     There are no proforma adjustments for the statement of operations.


                               F-28